UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number:  000-14555

A.                Full title of the plan and address of the plan, if different from that of the issuer named below:

LEESPORT FINANCIAL CORP.

401(K) RETIREMENT SAVINGS PLAN

B.                  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LEESPORT FINANCIAL CORP.

1240 Broadcasting Road

Wyomissing, PA 19610

(610) 478-9922

LEESPORT FINANCIAL CORP.

401(K) RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Trustees
Leesport Financial Corp. 401(k)
    Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Leesport Financial Corp. 401(k) Retirement Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Beard Miller Company LLP

Beard Miller Company LLP
Reading, Pennsylvania
June 27, 2007

Leesport Financial Corp. 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets

Investments, at fair value:
Money market funds	$994,528	$882,121
Mutual funds	12,364,296	10,795,462
Pooled separate accounts	183,414	172,331
Leesport Financial Corp. common stock	1,106,112	981,775

Participant loans	359,776	251,411

	15,008,126	13,083,100
Receivables:
Participants’ contributions	16,855	33,616
Employer’s contributions	8,338	19,120
Other	32,939	12,241

	58,132	64,977

Cash	106,718	0

Net Assets Available for Benefits	$15,172,976	$13,148,077

See notes to financial statements.

Leesport Financial Corp. 401(k) Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2006 and 2005

	2006	2005
Investment Income
Net appreciation in fair value of investments	$888,310	$213,665
Interest and dividends	647,242	349,441

	1,535,552	563,106
Contributions
Participants	1,185,891	1,143,828
Employer	709,846	670,680
Rollovers	298,198	28,080

	2,193,935	1,842,588

Benefits Paid to Participants	(1,688,285)	(1,022,500)

Administrative Expenses	(16,303)	(17,006)

Net Increase before Plan Merger	2,024,899	1,366,188

Transfer in from Plan Merger	0	2,366,732

Net Increase	2,024,899	3,732,920

Net Assets Available for Benefits - Beginning of Year	13,148,077	9,415,157

Net Assets Available for Benefits - End of Year	$15,172,976	$13,148,077

See notes to financial statements.

Leesport Financial Corp. 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2006 and 2005

Note 1 – Description of the Plan

The following description of the Leesport Financial Corp. 401(k) Retirement Savings Plan (the Plan) is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was established January 1, 1990, and amended thereafter.  The Plan is a contributory defined contribution plan covering employees of Leesport Financial Corp. (the Company), who have completed one month of service and are at least 18 years of age.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participation

An employee becomes a participant in the Plan on the first day of the calendar quarter next following the date eligibility requirements are met.

Service Rules

Employees are credited with a year of service for each plan year during which they have at least 1,000 hours of service.

Contributions

There are several types of contributions that can be added to a participant’s account:  an employee salary deferral contribution, an employer matching contribution and an employer qualified nonelective contribution. On July 1, 2006, the Plan was amended to allow for employer profit sharing contributions and automatic enrollment of participants at a 2% deferral rate. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

Participants may contribute a portion of their annual pre-tax compensation by way of a salary deferral contribution up to the maximum amount allowed under current federal income tax laws.  The employer contributes an amount equal to 100% of the participant’s salary deferral contributions, up to a maximum of 3% of the participant’s compensation and 50% of the participant’s salary deferral contributions, up to a maximum of the next 4% of the participant’s compensation. On July 1, 2006, the Plan was amended to change the employer matching contribution to an amount equal to 150% of the participant’s salary deferral contributions, up to a maximum of 2% of the participant’s compensation and 100% of the participant’s salary deferral contributions, up to a maximum of the next 3% of the participant’s compensation. Each year, the employer, at the sole discretion of its Board of Directors, determines the amount of the employer profit sharing contribution to be made from current or accumulated net earnings. In addition, the employer may make a qualified nonelective contribution on behalf of the nonhighly compensated employees.

The participants may direct their contributions into several different investment options. Employees must meet certain requirements to receive an allocation of the employer matching and profit sharing contributions. Contributions are subject to certain limitations.

Participants’ Accounts

Each participant’s account is credited with an allocation of various contributions and Plan earnings (including unrealized appreciation and depreciation of Plan assets).  Allocations of the employer qualified nonelective and profit sharing contributions are based on participants’ compensation while allocations of Plan earnings are based on participants’ account balances.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting

A participant is 100% vested at all times in the participant’s salary deferral, rollover account and the employer qualified nonelective account regardless of the number of years of service.  If participants cease participation, other than by retirement, disability, or death, the vested interest in the remainder of their accounts is dependent upon the years of credited service, as follows:

Years of Service	Percent Vested

Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5	100%

Payment of Benefits

Upon retirement, disability, or death, distributions will be paid as soon as administratively possible in a lump sum or in installments.  Upon termination of service other than by retirement, disability, or death, a participant will receive a lump sum payment if the total of his/her vested account balance does not exceed $1,000 ($5,000 prior to March 28, 2005).  If the account balance exceeds $1,000, the assets will generally be held in a trust until the participant’s normal or early retirement date.  However, terminated participants may elect to receive their salary deferral accounts at any time.

There were distributions due participants in the amount of $96,718 at December 31, 2006.

Participant Loans

Loans are available to participants of the Plan and are subject to approval by the Plan administrator.  Participants may borrow from their accounts up to the lesser of $50,000 reduced by the excess, if any, of the highest outstanding balance of loans during the one year period ending on the day before the loan is made, over the outstanding balance of loans from the Plan on the date that the loan is made, or 50% of their vested account balance.  If the participant’s vested account balance is $20,000 or less, the maximum loan shall not exceed the lesser of $10,000 or 100% of the participant’s vested account balance.  Loan terms range from one to five years, however, repayment terms can exceed five years if the loan is used for the purchase of a primary residence.  The loans bear interest at a reasonable interest rate defined as the prevailing interest rate charged by local financial institutions in the business of lending money for secured personal loans.  The repayment of these loans is made through payroll deductions. The minimum loan amount is $1,000.

Administrative Expenses

Administrative costs of the Plan are absorbed by the Plan through the use of forfeited balances.  However, if the balance of the forfeiture account is not adequate to pay the expenses, the Plan sponsor pays the administrative expenses.

Forfeited Accounts

As of December 31, 2006 and 2005, forfeited employer matching non-vested accounts amounted to $1,907 and $9,775, respectively.  Forfeitures of employer matching and employer profit sharing non-vested accounts are used to pay future administrative expenses of the Plan.  During the years ended December 31, 2006 and 2005, forfeitures applied against administrative expenses amounted to $16,303 and $18,422, respectively.

New Accounting Policies

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosure about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not believe the adoption of SFAS 157 will have a material impact on the financial statements.

Note 2 – Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Valuation of Investments

The Plan’s investments are stated at fair value. Investments in money market funds, mutual funds, and the Leesport Financial Corp. common stock are stated at fair value by reference to quoted market prices.  Investments in pooled separate accounts are valued at the net value of participation units held by the Plan at year end.  The value of these units is determined by the trustee based on the current market values of the underlying assets of the trust or pooled separate account.  Therefore, the value of the pooled separate accounts are deemed to be at estimated fair value.  Participant loans are valued at their outstanding balances which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Investments of the Plan are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect investment assets reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

Note 3 - Investments

The Plan’s investments are held in various custodial accounts.  The following table presents the fair value of investments as of December 31:

	Investments	2006		2005

	At fair value as determined by quoted market prices:
	Money market funds:
	MFS Money Market Fund	$39,073		$37,293
	Fidelity Cash Reserve Fund	950,172	*	844,669	*
	Federated Capital Reserves Fund	5,283		159
	Mutual funds:
	MFS Global Equity Fund A	206,165		200,978
	MFS Emerging Growth Fund A	161,827		306,064
	MFS Bond Fund A	166,488		158,410
	Massachusetts Investors Growth Stock Fund A	398,733		449,373
	MFS Research Fund A	576,999		581,904
	MFS Total Return Fund A	1,040,505	*	942,988	*
	MFS Limited Maturity Fund A	200,284		292,643
	MFS Value Fund A	69,467		89,029
	MFS Strategic Value Fund A	13,467		11,806
	Columbia Acorn Fund	1,106,008	*	910,079	*
	Davis NY Venture Fund	2,113,181	*	1,640,713	*
	Excelsior Value Equity Fund	1,066,543	*	824,918	*
	Federated Total Return Bond Fund	1,163,586	*	965,162	*
	General Electric Fund	1,658,823	*	1,503,057	*
	Janus Advisor Worldwide Fund	15,871		518,083
	Dodge & Cox International Stock Fund	650,783		0
	Vanguard Total Bond Market Index Fund	755,141	*	682,350	*
	Vanguard Index 500 Fund	1,000,425	*	717,905	*

	Common stock:
**	Common stock, Leesport Financial Corp.	1,106,112	*	981,775	*

	At estimated fair value:
	Pooled separate accounts:
	AIM Constellation Fund A	0		18,990
	ING Partners Inc L Mason Pt Aggressive	20,648		0
	ING Partners Oppenheimer Global Fund	5,119		4,362
	ING Partners Fundamental Research	43,222		0
	ING Index Plus Large Cap	38,254		0
	ING Goldman Sachs Capital Growth Fund	10,203		9,398
	American Century Ultra Fund	26,945		27,860
	ING American Century Select Portfolio	37,639		38,380
	AIM Premier Equity Fund A	0		38,554
	American Century Income and Growth Fund	0		33,464
	Reliastar Stable Value Managed Account	1,290		1,238
	ING Partners OpCap Balanced Value Portfolio	94		85

	Participant loans	359,776		251,411

		$15,008,126		$13,083,100

*      Represents 5% or more of net assets as of the respective year-end.

**    Represents a Plan asset with a related party.

The net appreciation (depreciation) in fair value of investments (including gains and losses on investments bought, sold and held during the year) for each significant class of investments consists of the following for the years ended December 31:

	2006	2005
Investments at fair value as determined by quoted market prices:
Mutual funds	$813,268	$248,226
Leesport Financial Corp. common stock	64,094	(40,857)
Investments at estimated fair value:
Pooled separate accounts	10,948	6,296

	$888,310	$213,665

Note 4 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

Note 5 - Income Tax Status

The Plan is operating under a prototype non-standardized 401(k) profit sharing plan.  The prototype plan obtained its latest determination letter on September 5, 2003, in which the Internal Revenue Service stated that the prototype plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s advisors believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, they believe that the Plan is qualified and the related trust was tax-exempt as of the financial statement date.

Note 6 - Related Party Transactions

Certain Plan investments are shares of money market funds, mutual funds, and pooled separate accounts that are managed by the custodians of the Plan.  The Plan also holds an investment in 47,987 and 41,140 shares of common stock of the Plan sponsor at December 31, 2006 and 2005, respectively.  Therefore, these related transactions qualify as related party transactions.  All other transactions which may be considered parties-in-interest transactions relate to normal plan management and administrative services, and the related payment of fees.

Note 7 - Stock Dividend

A 5% stock dividend was declared by the Board of Directors of the Company on May 16, 2006 with a record date of June 1, 2006 and was distributed to shareholders on June 15, 2006.  The stock dividend resulted in the receipt by the Plan of 2,340 shares.

Note 8 – Subsequent Event

A 5% stock dividend was declared by the Board of Directors of the Company on May 15, 2007 with a record date of June 1, 2007 and was distributed to shareholders on June 15, 2007.  The stock dividend resulted in the receipt by the Plan of 2,567 shares and cash for fractional shares of $20.

Note 9 - Plan Mergers

Effective March 2, 2005, the Madison Bank 401(k) Plan was merged with the Leesport Financial Corp. 401(k) Retirement Savings Plan.  On the date of the transfer, the transferred net assets were recognized in the accounts of the Leesport Financial Corp. 401(k) Retirement Savings Plan at their balances as previously carried in the accounts of the Madison Bank 401(k) Plan as of the effective date.  A summary of the transferred net assets is as follows:

Investments, at fair value	$2,366,732

Note 10 – Reconciliation of Financial Statements to Form 5500

A reconciliation of net assets available for benefits according to the financial statements consists of the following as of December 31, 2006:

Net assets available for benefits per the financial statements	$15,172,976
Amounts allocated to withdrawing participants	(96,718)
Net assets available for benefits per the Form 5500	$15,076,258

A reconciliation of benefits paid to participants according to the financial statements consists of the following for the year ended December 31, 2006:

Benefits paid to participants per the financial statements	$1,688,285
Amounts allocated to withdrawing participants	96,718
Benefits paid to participants per the Form 5500	$1,785,003

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2006, but not yet paid as of that date.

Report of Independent Registered Public Accounting Firm
on Supplementary Schedule

To the Trustees
Leesport Financial Corp. 401(k)
    Retirement Savings Plan

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplementary schedule of assets (held at year end) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplementary schedule is the responsibility of the Plan’s management.  The supplementary schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s Beard Miller Company LLP

Beard Miller Company LLP
Reading, Pennsylvania
June 27, 2007

Leesport Financial Corp. 401(k) Retirement Savings Plan

Schedule of Assets (Held at End of Year)

Form 5500 - Schedule H - Line 4i

EIN:  23-2354007

PN:  003

December 31, 2006

(a)	Identity of Issue (b)	Description of Investment (c)	** Cost (d)	Current Value (e)

*	MFS Money Market Fund	Money market fund	N/A	$39,073
*	MFS Global Equity Fund A	Mutual fund	N/A	206,165
*	MFS Emerging Growth Fund A	Mutual fund	N/A	161,827
*	MFS Bond Fund A	Mutual fund	N/A	166,488
*	Massachusetts Investors Growth Stock Fund A	Mutual fund	N/A	398,733
*	MFS Research Fund A	Mutual fund	N/A	576,999
*	MFS Total Return Fund A	Mutual fund	N/A	1,040,505
*	MFS Limited Maturity Fund A	Mutual fund	N/A	200,284
*	MFS Value Fund A	Mutual fund	N/A	69,467
*	MFS Strategic Value Fund A	Mutual fund	N/A	13,467
*	Leesport Financial Corp.	Common stock	N/A	1,106,112
*	ING Partners Inc. L Mason Pt Aggressive	Pooled Separate Account	N/A	20,648
*	ING Partners Oppenheimer Global Fund	Pooled Separate Account	N/A	5,119
*	ING Goldman Sachs Capital Growth Fund	Pooled Separate Account	N/A	10,203
	American Century Ultra Fund	Pooled Separate Account	N/A	26,945
*	ING American Century Select Portfolio	Pooled Separate Account	N/A	37,639
*	ING Partners Fundamental Research	Pooled Separate Account	N/A	43,222
*	ING Index Plus Large Cap Fund	Pooled Separate Account	N/A	38,254
*	Reliastar Stable Value Managed Account	Pooled Separate Account	N/A	1,290
*	ING Partners OpCap Balanced Value Portfolio	Pooled Separate Account	N/A	94
	Columbia Acorn Fund	Mutual fund	N/A	1,106,008
	Davis NY Venture Fund	Mutual fund	N/A	2,113,181
	Excelsior Value Equity Fund	Mutual fund	N/A	1,066,543
	Federated Total Return Bond Fund	Mutual fund	N/A	1,163,586
	Fidelity Cash Reserve Fund	Money market fund	N/A	950,172
	General Electric Fund	Mutual fund	N/A	1,658,823
	Janus Advisor Worldwide Fund	Mutual fund	N/A	15,871
	Dodge & Cox Internation Stock Fund	Mutual fund	N/A	650,783
	Vanguard Total Bond Market Index Fund	Mutual fund	N/A	755,141
	Vanguard Index 500 Fund	Mutual fund	N/A	1,000,425
	Federated Capital Reserves Fund	Money market fund	N/A	5,283
*	Participant loans	4.00% to 9.50%	0	359,776

				$15,008,126

*  Party-in-interest.

** Historical cost has not been presented as all investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of Leesport Financial Corp. 401(k) Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 29, 2007	LEESPORT FINANCIAL CORP.
401(K) RETIREMENT SAVINGS PLAN

LEESPORT FINANCIAL CORP.

	By:	/s/ Jenette L. Eck
Jenette L. Eck
Plan Administrator

Exhibit Index

Exhibit Number
23	Consent of Beard Miller Company LLP